
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

November 2, 2011

<u>Via Email</u>
Joseph M. Murphy
President and Chief Executive Officer
Bar Harbor Bankshares
82 Main Street, P.O. Box 400
Bar Harbor, Maine 04609

Re: Bar Harbor Bankshares
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed March 16, 2011
Form 10-Q for the Quarter Ended March 31, 2011
Filed May 10, 2011
Form 10-Q filed for the Quarter Ended June 30, 2011
Filed August 8, 2011
File No. 1-13349

Dear Mr. Murphy:

   We have reviewed your supplemental response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-Q for the Quarter Ended June 30, 2011

Management's Discussion and Analysis of Financial Condition and Results of Operations

Nonperforming Loans

1. The staff notes your response to prior comment two in our letter dated June 21, 2010. Please address the following as it relates to the loan to the local, non-profit housing authority:
    - Tell us whether the loans were repaid in August of 2011 or were extended addressing the nature and terms of the extensions;
    - If loan extensions were made, tell us how management determined there was sufficient collateral to support repayment of the loans taking into consideration the amount and timing of previous housing unit sales and the net proceeds received as well as economic and other conditions affecting sales. Further, address whether the company expects to be repaid during the extension period or whether the company would continue to enter into additional loan extensions until repayment has occurred;
    - The collateral analysis should also address the number and amount of affordability covenants (i.e. as well as define) the borrower has for sale as well other real estate available for sale for which the company has the guaranteed right to receive the proceeds from these sales;
    - Provide us with details of your specific loan loss allowance for the nine months ended September 30, 2011. It may be appropriate to provide a table or reconciliation, along with an accompanying textual discussion which highlights any significant triggering events or other useful information to understand how changes in the asset quality/performance of this loan was considered during this time period;
    - Tell us whether the company is continuing to accrue interest income on these loans; and
    - Tell us why the current remaining outstanding aggregate loan balance does not seem to be reflective of the principal payments received during the timeframe in which these loans have been outstanding.

*   *   *   *

You may contact Marc Thomas, Staff Accountant, at (202) 551-3452 or me at (202) 551-3492 if you have any questions regarding the above comments.

Sincerely,

/s/ John P. Nolan

John P. Nolan
Senior Assistant Chief Accountant